As filed with the Securities and Exchange Commission on April 18, 2007
Registration No. 333—

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REGISTRATION STATEMENT
UNDER
SCHEDULE B
OF
THE SECURITIES ACT OF 1933

Nordic Investment Bank
(Name of Registrant)

Tuomas Saarenheimo
Nordic-Baltic Executive Director’s Office
International Monetary Fund
700 19th Street, N.W.
Washington, D.C. 20431
(Name and address of Authorized Representative
of the Registrant in the United States)

Copies to:
Ward A. Greenberg
Cleary Gottlieb Steen & Hamilton LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main
Germany

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

The securities being registered are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount To Be	Offering Price	Aggregate Offering	Amount of
Securities To Be Registered(1)	Registered(2)	Per Unit(3)	Price(3)	Registration Fee
Debt Securities and/or Warrants	$242,747,500	100%	$242,747,500	$7,452.35

(1)	Title of each class to be determined by Prospectus Supplements or Pricing Supplements.

(2)	Any offering of securities denominated in a currency other than U.S. dollars or in a currency unit will be treated as the equivalent in U.S. dollars based on the applicable exchange rate on the date of sale.

(3)	Estimated solely for the purpose of calculating the registration fee.
     The securities being registered for an offering pursuant to Rule 462(b) under the Securities Act are additional securities registered under the Registrant’s Securities Act registration statement No. 333-102986, under which an aggregate amount of $67,387,500 is available to be sold as of the date of this filing.
     THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE UPON FILING WITH THE SECURITIES AND EXCHANGE COMMISSION IN ACCORDANCE WITH RULE 462(b) UNDER THE SECURITIES ACT OF 1933.

EXPLANATORY NOTE
     This registration statement is being filed with respect to the registration of additional securities of the same class as were included in an earlier registration statement for the same offering, for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended. The contents of the earlier effective registration statement No. 333-102986 are incorporated in this registration statement by reference.

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PART II
SIGNATURES
INDEX TO EXHIBITS
EX-99.A
EX-99.B
EX-99.C
EX-99.G

PART II
UNDERTAKINGS
The Registrant hereby undertakes:
     (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;
provided, however, that the Registrant shall not be required to file a post-effective amendment otherwise required by clause (i) or clause (ii) above, if the information required to be included in a post-effective amendment is contained in any report filed under the U.S. Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.
     (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement, relating to the securities covered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (d) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.
     (e) That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report on form 18-K or amendments thereto under the U.S. Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES
Of the Issuer:
     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Nordic Investment Bank, has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Helsinki, Finland, on April 18, 2007.

NORDIC INVESTMENT BANK
By:	/s/ Johnny Åkerholm
Johnny Åkerholm
President and CEO

Of Officers and Directors:
     Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, this registration statement or amendment has been signed below by the following persons in the capacities and on the date indicated.

Signatures	Title	Date

/s/ Johnny Åkerholm	President and CEO
Johnny Åkerholm

/s/ Torben Nielsen	Executive Vice President,
Torben Nielsen	CFO and Treasurer

/s/ Juha Kotajoki	Senior Vice President,
Juha Kotajoki	Risk Management

/s/ Arild Sundberg	Director
Arild Sundberg

/s/ Ólafur Hjálmarsson	Director
Ólafur Hjálmarsson

/s/ Lars Kolte	Director
Lars Kolte

/s/ Kristina Sarjo	Director
Kristina Sarjo

/s/ Madis Üürike	Director
Madis Üürike

/s/ Erik Åsbrink	Director
Erik Åsbrink

Of the Duly Authorized Representative of the Issuer in the United States:
     Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Nordic Investment Bank, has signed this Registration Statement or amendment thereto in the City of Washington, District of Columbia, on April 18, 2007.

/s/ Tuomas Saarenheimo
Tuomas Saarenheimo
Authorized Representative of Nordic Investment Bank in the United States

INDEX TO EXHIBITS

Exhibit	Exhibit Title

A.	Consent of a senior legal officer of NIB.

B.	Consent of Ernst & Young, independent auditors.

C.	Consent of Cleary Gottlieb Steen & Hamilton LLP, counsel for the underwriters or agents.

D.	1998 Agreement (also referred to as the Novation Agreement) concerning the Nordic Investment Bank, entered into force on July 18, 1999. (Filed on December 4, 2002 as Exhibit VI to Amendment No. 1 to NIB’s Annual Report on Form 18K/A for the fiscal year ended December 31, 2001 and incorporated herein by reference.)

E.	Agreement on the Nordic Investment Bank concluded among Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway and Sweden on February 11, 2004 (the “2004 Agreement”). (Filed on February 2, 2005 as Exhibit VII to Amendment No. 1 to NIB’s Annual Report on Form 18K/A for the fiscal year ended December 31, 2004 and incorporated herein by reference).

F.	Statutes of Nordic Investment Bank, as amended. (Filed on February 2, 2005 as Exhibit VI to Amendment No. 1 to NIB’s Annual Report on Form 18K/A for the fiscal year ended December 31, 2004 and incorporated herein by reference.)

G.	Opinion of a legal officer of NIB as to the legality of the Securities.

H.	Form of proposed Underwriting Agreement. (Filed on March 14, 1985, as Exhibit A to Registration No. 2-96436 of Nordiska Investeringsbanken and incorporated herein by reference.)

I.	Form of Amended and Restated Fiscal Agency Agreement (for the issuance of Medium Term Notes, Series C) dated December 4, 2002. (Filed on December 4, 2002 as Exhibit IX to Amendment No. 1 to NIB’s Annual Report on Form 18K/A for the fiscal year ended December 31, 2001 and incorporated herein by reference.)

J.	Supplemental Agreement No. 1, dated February 2, 2005 to the Amended and Restated Fiscal Agency Agreement dated December 4, 2002 between NIB and Citibank N.A., as Fiscal Agent. (Filed on February 2, 2005 as Exhibit X to Amendment No. 1 to NIB’s Annual Report on Form 18K/A for the fiscal year ended December 31, 2004 and incorporated herein by reference.)

K.	Selling Agency Agreement (for Medium Term Notes, Series C) dated January 22, 1993. (Filed on December 4, 2002 as Exhibit VII to Amendment No. 1 to NIB’s Annual Report on Form 18K/A for the fiscal year ended December 31, 2001 and incorporated herein by reference.)

L.	Form of Amendment No. 1, dated December 4, 2002, to the Selling Agency Agreement (for Medium Term Notes, Series C). (Filed on December 4, 2002 as Exhibit VIII to Amendment No. 1 to NIB’s Annual Report on Form 18K/A for the fiscal year ended December 31, 2001 and incorporated herein by reference.)

M.	Amendment No. 2, dated February 2, 2005, to the Selling Agency Agreement dated January 22, 1993 among NIB and the Agents referred to therein. (Filed on February 2, 2005 as Exhibit IX to Amendment No. 1 to NIB’s Annual Report on Form 18K/A for the fiscal year ended December 31, 2004 and incorporated herein by reference.)